UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated February 11, 2009

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains the following:-

1.	A news release dated January 15, 2009 entitled ‘Vodafone Trials HSPA+ Mobile Broadband at Speeds of up to 16MBPS’

2.	A news release dated January 28, 2009 entitled ‘Vodafone and du Sign Strategic Partnership’

3.	Stock Exchange Announcement dated January 6, 2009 entitled ‘Transaction in Own Securities’

4.	Stock Exchange Announcement dated January 7, 2009 entitled ‘Transaction in Own Securities’

5.	Stock Exchange Announcement dated January 8, 2009 entitled ‘Transaction in Own Securities’

6.	Stock Exchange Announcement dated January 9, 2009 entitled ‘Transaction in Own Securities’

7.	Stock Exchange Announcement dated January 13, 2009 entitled ‘Transaction in Own Securities’

8.	Stock Exchange Announcement dated January 14, 2009 entitled ‘Transaction in Own Securities’

9.	Stock Exchange Announcement dated January 15, 2009 entitled ‘Transaction in Own Securities’

10.	Stock Exchange Announcement dated January 16, 2009 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

11.	Stock Exchange Announcement dated January 20, 2009 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

12.	Stock Exchange Announcement dated January 21, 2009 entitled ‘Transaction in Own Securities’

13.	Stock Exchange Announcement dated January 27, 2009 entitled ‘TR-1 (i): Notification of Major Interests in Shares’

14.	Stock Exchange Announcement dated January 28, 2009 entitled ‘Transaction in Own Securities’

15.	Stock Exchange Announcement dated January 30, 2008 entitled ‘Transaction in Own Securities – Voting Rights and Capital’

15 January 2009

VODAFONE TRIALS HSPA+ MOBILE BROADBAND AT SPEEDS OF UP TO 16MBPS

Vodafone has successfully trialled an evolution of mobile broadband technology achieving actual peak data download rates of up to 16 Mbps.

The high speed data connection was achieved during field trials of HSPA+ 64QAM technology on Vodafone Spain’s network.

Vodafone now plans to trial mobile broadband data connections with peak rates of up to 21Mbps early in 2009 using HSPA+ MIMO functionality. Vodafone experts estimate that the technology would be capable of delivering a typical video download experience of more than 13Mbps in good conditions and an average of more than 4 Mbps across a full range of typical cell locations including urban environments. If the trials prove a success, Vodafone plans to make this technology available in selected commercial networks.

“Successfully demonstrating a live HSPA+ high speed connection has been a key milestone in continuing to build confidence in this new technology,” said Andy MacLeod, Global Networks Director of Vodafone. “The results show that HSPA+ technology is well placed to further enhance our customers’ mobile broadband experience through the evolution of our existing 3G networks.”

Vodafone worked in association with Ericsson and Qualcomm Inc. to prove the potential of the technology in the field, following impressive data throughput rates achieved in laboratory tests.

HSPA+ technology is the next evolutionary step in the (3G) HSPA roadmap and increases performance through the use of a more advanced modulation technique called 64QAM. Performance can be enhanced further through the use of multiple antennae on both base stations and data devices (Multiple Input Multiple Output - MIMO).

Both 64QAM and MIMO features require new HSPA+ mobile broadband devices. Vodafone is working with its device vendors on the trialing, testing and validation of these devices ready for commercial availability.

At present, Vodafone mobile broadband customers can download data and surf the net at speeds of up to 7.2 Mbps, delivering an internet experience comparable with fixed broadband.

Vodafone expects HSPA+ mobile broadband technology to significantly enhance actual download speeds as well as customers’ overall mobile experience.

- ends -

For further information:

Vodafone Group

Investor Relations

Tel: +44 (0) 1635 664447

Media Relations

Tel: +44 (0) 1635 664444

Notes to Editors

The maximum practical peak data rate experienced by customers is at least 25% lower than the maximum theoretical rate due to an overhead margin. This is the minimum overhead necessary for operation in a live network. Peak rates are also determined by the corresponding device capability.

HSPA+ technology (HSPA Evolution) refers to a set of technology enhancements predominantly driven by the 3GPP Release 7 standard that support the evolution of HSPA towards higher user throughput and improved packet service experience.

28 January 2009

VODAFONE AND DU SIGN STRATEGIC PARTNERSHIP

Vodafone and du, the UAE’s integrated telecom service provider, today jointly announced that they have signed a Partner Market agreement. The exclusive strategic partnership will help both companies to better serve the needs of their respective customers in the region.

Under the terms of this agreement, du will have exclusive access to Vodafone’s range of products, devices and services in the UAE and will be able to draw on Vodafone’s experience in supply chain management, technology development, the acquisition of enterprise customers from multi-national companies as well as improved inter-working between networks. du becomes the first telecommunications operator in the UAE to join Vodafone’s Partner Market programme.

As part of a phased roll-out, the partnership with Vodafone will provide du customers with improved voice and data roaming access across 67 countries. In turn, Vodafone will be able to use du’s advanced 3G network to offer its customers a range of services, which utilise ‘home’ network capabilities as well as extended coverage within the UAE. The partnership will also enable multinational companies located outside the UAE and with local operations to meet their needs for unified communications, centralised customer care and Vodafone services using du lines.

Commenting on the agreement, Hatem Dowidar, CEO, Vodafone Partner Markets, commented: “Through this agreement with du, Vodafone will be able to increase its brand recognition and extend its product range to a key market with a growing population. Mobile usage in the UAE is growing steadily and more of our customers require enhanced roaming services to and from the region.”

Underlining the benefits of the partnership, Osman Sultan, CEO, du, said: “The partnership with Vodafone will enable du and our customers to join the world’s largest international mobile network, whilst maintaining the advantages of being a local operator, thus supporting our prime mission of best serving the UAE population. This alliance will bring substantial benefits to our customers and shareholders, becoming a catalyst for expanding our service portfolio and improving our operational efficiency.”

Future developments of the du-Vodafone partnership will include offering customers mobile broadband connectivity products for PCs as well as secure, remote mobile access for small business users and converged email solutions. The two companies will also work to together to bring more quickly to market new and exclusive handset models.

- ends -

For further information:

Vodafone Group

Investor Relations	Media Relations
Telephone: +44 (0) 1635 664447	Telephone: +44 (0) 1635 664444

Notes to Editors

About Vodafone

Vodafone is the world’s leading international mobile communications group with approximately 280 million proportionate customers as of 30 September 2008. Vodafone currently has equity interests in 27 countries across five continents and over 40 partner markets worldwide. For more information, please visit www.vodafone.com

About du

du, the integrated telecom service provider in the UAE, was awarded the second license to operate fixed and mobile telecommunications services in February 2006. The company launched its ‘du’ brand in the same month and listed 20% of its shares on the Dubai Financial Market in April 2006. du launched mobile telecommunication services on 11 February 2007 across the UAE in addition to internet and pay TV services in some of the free zones of Dubai. Call Select, the first of du’s nationwide fixed line services for voice telephony, was launched in July 2007.

Among du’s many firsts is its historic Number Booking Campaign for both individuals and business, Pay by the Second billing system, Mobile TV, Mobile Payments, first of its kind ‘WoW’ recharge card (which offers customers the choice between more credit and more time) and Self Care. du business offers include Closed Business User Group and preferred International Destinations.

du’s retail network, currently numbering 27 du shops located in strategic locations across all Emirates, was launched on 25 February 2007, supporting the delivery of du services to customers.

du is 40 percent owned by the UAE Federal Government, 20 percent by Mubadala Development Company, 20 percent by Emirates Communications & Technology Company LLC and 20 percent by public shareholders. It is listed on the Dubai Financial Market (DFM) and trades under the name du.

Awards to date

•	du declared ‘Best Brand’ at Telecoms World Awards Middle East 2007 for innovative branding and outstanding brand success.
•	Second place in the New Brand Launch category at the GMR Effectiveness in Marketing Awards 2007.
•	Silver Award for the best website in the ICT category at the UAE Web Awards 2007
•	du WoW TV Commercial awarded amongst the best 50 TV commercials in mobile telecom category in the world for 2007.
•	du corporate brand launch campaign awarded a Cristal MENA award in 2008
•

du won two prestigious awards at UAE Web Awards 2008. du e-shop portal won the best strategic online portal award in the e-commerce category and du’s du media club website won the bronze award in the media and press category.

For further information on du, please call:

Luma Jasim

Senior Director, PR & Media Relations

Corporate Communications

du
Tel	+971 4 362 2134
Mobile:	+971 55 552 6759
Email:	luma.jasim@du.ae

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	5 January 2009

Number of ordinary shares transferred:	355,101

Highest transfer price per share:	139p

Lowest transfer price per share:	139p

Following the above transfer, Vodafone holds 5,330,814,354 of its ordinary shares in treasury and has 52,475,032,225 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	6 January 2009

Number of ordinary shares transferred:	114,207

Highest transfer price per share:	139p

Lowest transfer price per share:	139p

Following the above transfer, Vodafone holds 5,330,700,147 of its ordinary shares in treasury and has 52,475,146,432 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	7 January 2009

Number of ordinary shares transferred:	704,615

Highest transfer price per share:	145.05p

Lowest transfer price per share:	145.05p

Following the above transfer, Vodafone holds 5,329,995,532 of its ordinary shares in treasury and has 52,475,916,707 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	8 January 2009

Number of ordinary shares transferred:	184,703

Highest transfer price per share:	147.8p

Lowest transfer price per share:	147.8p

Following the above transfer, Vodafone holds 5,329,810,829 of its ordinary shares in treasury and has 52,476,109,040 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	12 January 2009

Number of ordinary shares transferred:	63,983

Highest transfer price per share:	140.85p

Lowest transfer price per share:	140.85p

Following the above transfer, Vodafone holds 5,329,746,846 of its ordinary shares in treasury and has 52,476,218,452 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	13 January 2009

Number of ordinary shares transferred:	131,263

Highest transfer price per share:	137.55p

Lowest transfer price per share:	137.55p

Following the above transfer, Vodafone holds 5,329,615,583 of its ordinary shares in treasury and has 52,476,349,715 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	14 January 2009

Number of ordinary shares transferred:	230,468

Highest transfer price per share:	138.25p

Lowest transfer price per share:	138.25p

Following the above transfer, Vodafone holds 5,329,385,115 of its ordinary shares in treasury and has 52,476,580,183 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company was advised on 16 January 2009 by Computershare Trustees Limited that on 12 January 2009 the following directors and persons discharging managerial responsibility acquired an interest in the following number of shares of US$0.11 3/7 each in the Company at the price of 138.25p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Andrew Nigel Halford*	180
Michel Combes	180
Terry Dean Kramer	180
Stephen Roy Scott	180

* Denotes Director of the Company

Stephen Scott

Group General Counsel and Company Secretary

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

Following clarification from the FSA on 9 January 2009 regarding disclosure of grants of security over shares, the Company made enquiries of its directors and persons discharging managerial responsibilities and has issued this announcement in accordance with Disclosure and Transparency Rule 3.1.4R(1).

As disclosed in an announcement by the Company dated 2 July 2007, Mr Simon Murray, a Non-Executive Director of the Company, holds 157,500 ordinary shares of US$0.11 3/7 each in the Company. These shares are held in a personal securities account. When this account was set up, prior to his acquisition of the Company’s shares, Mr Murray entered into a general pledge over all the shares held in the account as security for a loan facility.

No other director of the Company or person discharging managerial responsibility has granted security over any of their holdings of ordinary shares in the Company.

Stephen Scott

Group General Counsel & Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	20 January 2009

Number of ordinary shares transferred:	87,969

Highest transfer price per share:	134.9p

Lowest transfer price per share:	134.9p

Following the above transfer, Vodafone holds 5,329,297,146 of its ordinary shares in treasury and has 52,476,704,088 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

TR-1 (i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
VODAFONE GROUP PLC

2.	Reason for the notification (please state Yes/No): ( ) An acquisition or disposal of voting rights: ( Yes )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3.	Full name of person(s) subject to the notification obligation (iii):
AXA S.A., 25 Avenue Matignon, 75008 Paris and its group of companies

4.	Full name of shareholder(s) (if different from 3.) (iv):
.................

5.	Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
25 January 2009

6.	Date on which issuer notified:
26 January 2009

7.	Threshold(s) that is/are crossed or reached:
5%

8.	Notified details:
.................

A: Voting rights attached to shares

Class/type of shares if                                       Situation previous to the Triggering transaction (vi)

possible using the ISIN CODE

	Number of shares	Number of voting Rights (viii)

B16GWD5	2,671,526,898	2,671,526,898

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect

B16GWD5	609,427,577	609,427,577	1,986,391,758	1.16	3.79

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of	Expiration Date	Exercise/Conversion	Number of voting rights	% of voting rights
financial	(xiii)	Period/ Date (xiv)	that may be acquired if
instrument			the instrument is
exercised/ converted.

Total (A+B)
Number of voting rights	% of voting rights

2,595,819,335	4.95%

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
*see note under C: Additional Information.

Proxy Voting:

10.	Name of the proxy holder:
.................

11.	Number of voting rights proxy holder will cease to hold:
.................

12.	Date on which proxy holder will cease to hold voting rights:
.................

13.	Additional information:
.................

14. Contact name:

KYERE TABIRI

15. Contact telephone number:

020 7003 1510

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

AXA S.A. and its group of companies

Contact address (registered office for legal entities):

25 Avenue Matignon, 75008 Paris

Phone number:

.................

Other useful information (at least legal representative for legal persons):

.................

B: Identity of the notifier, if applicable (xvii)

Full name:

KYERE TABIRI

Contact address:

7 Newgate Street, London EC1A 7NX, UK

Phone number:

020 7003 1510

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

AXA IM UK is a 100% direct subsidiary of AXA IM S.A., which is in turn indirectly wholly owned by AXA S.A.

C: Additional information :

*See attached pdf file for 9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if application.

VODAFONE GROUP PLC
TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	27 January 2009

Number of ordinary shares transferred:	41,589

Highest transfer price per share:	129.8p

Lowest transfer price per share:	129.8p

Following the above transfer, Vodafone holds 5,329,255,557 of its ordinary shares in treasury and has 52,476,828,150 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES – Voting Rights and Capital

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	29 January 2009

Number of ordinary shares transferred:	27,276

Highest transfer price per share:	135.5p

Lowest transfer price per share:	129.8p

Following the above transfer, Vodafone holds 5,329,228,281 of its ordinary shares in treasury and has 57,806,090,445 ordinary shares in issue (including treasury shares). Each such ordinary share has one vote per share. Vodafone has 52,476,862,164 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 52,476,862,164. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: February 11, 2009	By: /s/ S R SCOTT
Name: Stephen R. Scott
Title: Group General Counsel and Company
Secretary